FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2019

GRUPO AEROPORTUARIO DEL SURESTE, S.A.B. de C.V.

(SOUTHEAST AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Bosque de Alisos No. 47A– 4th Floor

Bosques de las Lomas

05120 México, D.F.

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F x	Form 40-F ____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ____	No x

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..)

Contacts: ASUR Lic. Adolfo Castro +52-55-5284-0408 acastro@asur.com.mx	InspIR Group Susan Borinelli +1-646-330-5907 susan@inspirgroup.com

AMENDED RELEASE: ASUR 4Q18 Passenger Traffic Increased 7.5% YoY

in Mexico, 30.4% in Puerto Rico and 27.8% in Colombia

NOTE: Amendments have been made in four line items of the Cash Flow Statement presented on page 26 of this press release. However, totals and subtotals remain unchanged following these corrections as originally published.

In the fourth quarter comparisons, bank loans paid in 4Q18 was changed to Ps.1,478.8 million from the Ps.106.3 million originally published. Interest paid in 4Q18 was changed to Ps.307.4 million from the Ps.1,679.9 million originally published.

In the full-year comparisons, bank loans paid was changed to Ps.3,090.1 million in FY18 from the Ps.0.0 originally published. Interest paid was changed to Ps.1,139.1 million in FY18 from the Ps.4,229.2 million originally published.

Mexico City, February 26, 2019 - Grupo Aeroportuario del Sureste, S.A.B. de C.V. (NYSE: ASR; BMV: ASUR) (ASUR), a leading international airport group with operations in Mexico, the U.S., and Colombia, today announced results for the three-and twelve-month periods ended December 31, 2018.

4Q18 Highlights1

•	Passenger traffic in Mexico rose 7.5% YoY, reflecting increases of 12.3% and 3.0% in domestic and international traffic, respectively. Cancun Airport was the main traffic driver.

•	Traffic in Puerto Rico (Aerostar) rose 30.4% YoY, driven by increases of 29.9% in domestic traffic and 34.9% in international traffic. The recovery in total passenger traffic reflects the impact of Hurricane Maria, which hit the island on September 21, 2017.

•	Traffic in Colombia (Airplan) increased 27.8% YoY, reflecting growth of 30.7% in domestic traffic and 12.6% in international traffic.

•	Consolidated commercial revenues per passenger reached Ps.95.6.

•	Consolidated EBITDA rose 26.9% YoY, reaching Ps.2,459.8 million.

•	Cash position at year-end was Ps.4,584.5 million. Net Debt to LTM EBITDA stood at 1.1x, reflecting the consolidation of Puerto Rico (Aerostar) and Colombia (Airplan).

4Q18 Earnings Call

Date & Time: Tuesday, February 26, 2019 at 10:00 AM US ET; 9:00 AM CT

Dial-in: 1-800-239-9838 (US & Canada); 1-323-794-2551 (International & Mexico). Access Code: 7821007.

Replay: Tuesday, February 26, 2018 at 1:00 PM US ET, ending at 11:59 PM US ET on March 5, 2019. Dial-in number: 1-844-512-2921 (US & Canada) 1-412-317-6671 (International & Mexico); Access Code 7821007.

Table 1: Financial & Operational Highlights [1]
	Fourth Quarter		% Var
	2017	2018
Financial Highlights
Total Revenue	3,947,669	3,924,232	(0.6)
Mexico	2,813,545	2,636,719	(6.3)
San Juan	652,066	858,436	31.6
Colombia	482,058	429,077	(11.0)
Commercial Revenues per PAX	95.4	95.6	0.2
Mexico	103.7	111.6	7.6
San Juan	130.0	122.2	(6.0)
Colombia	35.3	35.2	(0.1)
EBITDA	1,937,770	2,459,804	26.9
Net Income	3,113,847	1,547,748	(50.3)
Majority Net Income	2,262,511	1,458,592	(35.5)
Earnings per Share (in pesos)	7.5417	4.8620	(35.5)
Earnings per ADS (in US$)	3.8378	2.4741	(35.5)
Capex	766,160	266,516	(65.2)
Cash & Cash Equivalents	4,677,454	4,584,507	(2.0)
Net Debt	12,966,576	9,915,874	(23.5)
Net Debt/ LTM EBITDA	1.7	1.1	(40.7)
Operational Highlights
Passenger Traffic
Mexico	7,522,050	8,088,897	7.5
San Juan	1,542,093	2,011,106	30.4
Colombia	2,321,077	2,966,105	27.8

1 Unless otherwise stated, all financial figures discussed in this announcement are unaudited, prepared in accordance with International Financial Reporting Standards (IFRS), including application of IFRS 9 and 15 that came into force in 2018, and represent comparisons between the three- and twelve-month periods ended December 31, 2018, and the equivalent three- and twelve-month periods ended December 31, 2017. On May 26, 2017, ASUR increased its share ownership in Aerostar to 60% from its prior 50% ownership. Accordingly, starting June 1, 2017, ASUR began to fully consolidate Aerostar results on a line by line basis, while until then, results were accounted for by the equity method. Furthermore, starting October 19, 2017, ASUR began to consolidate results of Airplan in Colombia. All figures in this report are expressed in Mexican pesos, unless otherwise noted. Tables state figures in thousands of pesos, unless otherwise noted. Passenger figures for Mexico and Colombia exclude transit and general aviation passengers, unless otherwise noted. Commercial revenues include revenues from non-permanent ground transportation and parking lots. All U.S. dollar figures are calculated at the exchange rate of US$1.00 = Mexican Ps. 19.6512 (source: Diario Oficial de la Federacion de Mexico) while Colombian peso figures are calculated at the exchange rate of COL$165.2900 = Ps. 1.00 Mexican pesos (source: Investing). Definitions for EBITDA, Adjusted EBITDA Margin, Majority Net Income can be found on page 17 of this report.

ASUR 4Q Page 1 of 26 Pages

Passenger Traffic

ASUR’s total passenger traffic in 4Q18 rose 14.8% YoY to 13.1 million passengers, reflecting increases of 7.5% in traffic in Mexico, 30.4% in Puerto Rico, and 27.8% in Colombia.

Passenger traffic growth of 7.5% in Mexico reflects increases of 12.3% and 3.0% in domestic and international traffic, respectively. Cancun was the main driver behind traffic growth, with increases of 14.4% and 3.4% in domestic and international traffic, respectively. The majority of ASUR’s other Mexican airports also contributed to higher traffic.

Traffic in Puerto Rico increased 30.4% YoY, recovering following the impact of Hurricane Maria, which hit the island in September 2017. Domestic traffic increased 29.9% YoY while international traffic rose 34.9%.

Colombia reported a 27.8% YoY increase in total traffic driven by growth of 30.7% and 12.6% in domestic and international traffic, respectively.

Tables with detailed passenger traffic information for each airport can be found on page 19 of this report.

Table 2: Passenger Traffic Summary
	Fourth Quarter		% Chg.	Fiscal Year		% Chg.
	2017	2018		2017	2018
Total Mexico	7,522,050	8,088,897	7.5	31,052,569	33,247,315	7.1
- Cancun	5,605,403	6,012,727	7.3	23,601,509	25,202,016	6.8
- 8 Other Airports	1,916,647	2,076,170	8.3	7,451,060	8,045,299	8.0
Domestic Traffic	3,668,922	4,118,536	12.3	14,310,728	15,843,617	10.7
- Cancun	1,968,462	2,251,623	14.4	7,808,368	8,777,510	12.4
- 8 Other Airports	1,700,460	1,866,913	9.8	6,502,360	7,066,107	8.7
International traffic	3,853,128	3,970,361	3.0	16,741,841	17,403,698	4.0
- Cancun	3,636,941	3,761,104	3.4	15,793,141	16,424,506	4.0
- 8 Others Airports	216,187	209,257	(3.2)	948,700	979,192	3.2
Total San Juan, Puerto Rico[1]	1,542,093	2,011,106	30.4	8,407,404	8,373,679	(0.4)
Domestic Traffic	1,383,363	1,797,007	29.9	7,389,095	7,469,211	1.1
International traffic	158,730	214,099	34.9	1,018,309	904,468	(11.2)
Total Colombia[2]	2,321,077	2,966,105	27.8	10,051,129	10,647,523	5.9
Domestic Traffic	1,946,733	2,544,552	30.7	8,660,472	9,061,166	4.6
International traffic	374,344	421,553	12.6	1,390,657	1,586,357	14.1
Total traffic	11,385,220	13,066,108	14.8	49,511,102	52,268,517	5.6
Domestic Traffic	6,999,018	8,460,095	20.9	30,360,295	32,373,994	6.6
International traffic	4,386,202	4,606,013	5.0	19,150,807	19,894,523	3.9

Note: Passenger figures for Mexico and Colombia exclude transit and general aviation passenges, while Puerto Rico includes transit passengers and general aviation.

  [1] On May 26, 2017, ASUR increased its ownership stake in Aerostar, operator of Luis Muñoz Marín (LMM) Airport in Puerto Rico from 50% to 60%. ASUR began fully consolidating line by line Aerostar’s operations starting June 1, 2017. For comparison purposes, this table includes traffic figures for LMM Airport for 4Q18 and 4Q17.

  [2] On October 19, 2017, ASUR began to consolidate Airplan’s operations (Colombia). For comparison purposes, this table includes traffic figures for Airplan for 4Q17 and 4Q18.

Review of Consolidated Results

In May 2017, ASUR increased its share ownership in Aerostar, operator of LMM Airport in Puerto Rico, to 60% from its prior 50% ownership. Accordingly, until May 31, 2017, ASUR’s ownership in Aerostar was accounted for by the equity method, while starting June 1, 2017, ASUR began to fully consolidate Aerostar results on a line by line basis. In addition, on October 19, 2017, ASUR acquired a 92.42% ownership stake in Airplan, which operates six airports in Colombia, and starting on that date, ASUR began to fully consolidate Airplan’s operations on a line by line basis. On May 25, 2018, ASUR acquired a 7.58% ownership stake in Airplan, bringing its total share ownership in Airplan to 100.0%.

ASUR 4Q Page 2 of 26 Pages

Table 3: Summary of Consolidated Results
	Fourth Quarter		% Chg.	Fiscal Year		% Chg.
	2017	2018		2017	2018
Total Revenues	3,947,669	3,924,232	(0.6)	12,589,818	15,410,241	22.4
Aeronautical Services	1,896,499	2,227,777	17.5	6,484,219	8,942,910	37.9
Non-Aeronautical Services	1,151,103	1,371,265	19.1	4,261,383	5,531,557	29.8
Total Revenues Excluding Construction Revenues	3,047,602	3,599,042	18.1	10,745,602	14,474,467	34.7
Construction Revenues [1]	900,067	325,190	(63.9)	1,844,216	935,774	(49.3)
Total Operating Costs & Expenses	7,372,116	1,931,169	(75.6)	11,112,985	7,765,909	(31.3)
Other Income		134,637	n/a		134,637	n/a
Operating Profit	(3,424,447)	2,127,700	(162.1)	1,476,833	7,778,969	426.7
Operating Margin	(86.7%)	54.22%	14097 bps	11.7%	50.5%	3875 bps
Adjusted Operating Margin [2]	(112.4%)	59.12%	17148 bps	13.7%	53.7%	4000 bps
EBITDA	1,937,770	2,459,804	26.9	7,413,527	9,553,635	28.9
EBITDA Margin	49.09%	62.68%	1360 bps	58.9%	62.0%	311 bps
Adjusted EBITDA Margin [3]	63.58%	68.35%	476 bps	69.0%	66.0%	(299 bps)
Net Income	3,113,847	1,547,748	(50.3)	6,750,165	5,119,806	(24.2)
Majority Net Income	2,262,511	1,458,592	(35.5)	5,834,484	4,987,601	(14.5)
Earnings per Share	7.5417	4.8620	(35.5)	19.4483	16.6253	(14.5)
Earnings per ADS in US$	3.8378	2.4741	(35.5)	9.8967	16.6253	68.0

Total Commercial Revenues per Passenger [4]	95.4	95.6	0.2	102.8	96.9	(5.7)
Commercial Revenues	1,053,171	1,259,118	19.6	3,877,529	5,099,979	31.5
Commercial Revenues from Direct Operations per Passenger [5]	17.6	16.5	(6.7)	18.6	17.7	(4.6)
Commercial Revenues Excl. Direct Operations per Passenger	77.8	79.2	1.7	84.2	79.2	(6.0)

1 Construction revenues for Airplan in 4Q18 and 4Q17 include the actual construction revenues which is equal to the construction cost of Ps.82.6 million and Ps.241.6 million respectively, and an estimate to the downside of income derived from the valuation of the intangible to present value (construction income) of Ps.102.7 million and Ps.54.3 million, respectively, according to IFRIC 12.

2 Adjusted Operating Margin excludes the effect of IFRIC 12 with respect to the construction or improvements to concessioned assets in Mexico, and is equal to operating profit divided by total revenues excluding construction services revenues.

3 Adjusted EBITDA Margin excludes the effect of IFRIC 12 with respect to the construction or improvements to concessioned assets in Mexico, and is calculated by dividing EBITDA by total revenues excluding construction services revenues.

4 Passenger figures include transit and general aviation passengers for Mexico, Puerto Rico, and Colombia.

5 Represents ASUR’s operations in convenience stores.

Consolidated Revenues

Consolidated Revenues for 4Q18 declined 0.6% YoY, or Ps.23.4 million to Ps.3,924.2million, mainly driven by a 63.9%, or Ps.574.9 million, decline in revenues from construction services. This was mainly due to a decrease in construction revenues in Colombia, as well as lower construction revenues in Mexico and Puerto Rico as a result of lower capital expenditures and other investments in concessioned assets during the period.

This more than offset the following increases:

•	17.5% in revenues from aeronautical services to Ps.2,227.8 million. Mexico contributed with Ps.1,482.4 million in revenues from aeronautical services in 4Q18, while Puerto Rico and Colombia contributed with Ps.403.1 million and Ps.342.3 million, respectively; and
•	19.1% in revenues from non-aeronautical services to Ps.1,371.3 million, principally reflecting the 19.6% increase in commercial revenues. Mexico contributed with Ps.1,016.1 million in revenues from non-aeronautical services, while Puerto Rico and Colombia contributed with Ps.248.2 million and Ps.106.9 million, respectively.

Excluding revenues from construction services, which are deducted as costs under IFRS accounting standards, total revenues would have increased 18.1% YoY to Ps.3,599.0 million. Total revenues excluding revenues from construction services in Puerto Rico and Colombia in 4Q18 represented 18.1% and 12.5%, respectively, of ASUR’s consolidated revenues excluding revenues from construction services.

Commercial Revenues in 4Q18 increased 19.6% YoY to Ps.1,259.1 million, mainly reflecting the 14.8% increase in total passenger traffic. Commercial revenues in Mexico rose 15.6% to Ps.906.5 million, mainly

ASUR 4Q Page 3 of 26 Pages

driven by increases in Duty Free, Food and Beverages, Retail, and Car Rentals, among others, principally reflecting the opening of Terminal 4 at Cancun Airport during 4Q17. Likewise, Puerto Rico reported an YoY increase of 22.6% to Ps.245.7 million in commercial revenues, and Colombia an increase of 56.7% to Ps.106.9 million.

Commercial Revenues per Passenger were relatively stable at Ps.95.6 in 4Q18. Mexico contributed with commercial revenues per passenger of Ps.111.6 in 4Q18, Puerto Rico with Ps.122.2, and Colombia with Ps.35.2. During the period, commercial revenues per passenger increased 7.6% in Mexico and declined 6.0% in Puerto Rico and 0.3% in Colombia.

Consolidated Operating Costs and Expenses

Consolidated Operating Costs and Expenses, including construction costs, for 4Q18 declined by 73.8% YoY, or Ps.5,440.9 million, to Ps.1,931.2 million. Excluding an impairment in fixed-assets in Puerto Rico in 4Q17 of Ps.4,719.1 million (equivalent to US$240.0 million) as a result of Hurricane Maria, costs and expenses declined by 27.2% or Ps.721.9 million. Excluding construction costs, operating costs and expenses declined by 11.5% or Ps.195.4 million.

In Puerto Rico, operating costs and expenses excluding construction costs declined 44.4%, or Ps.313.1 million, mainly as a result of: i) a Ps.198.7 million (US$10.4 million) loss in fixed assets reflecting the damages arising from Hurricane Maria, ii) a Ps.98.9 million reduction in the maintenance provision as per IFRIC12 in 4Q18, and iii) the recognition of Ps.98.8 million in amortization of the intangible asset resulting from the valuation of the investment in Aerostar in 4Q17, compared to Ps.44.8 million in 4Q18.

Mexico reported an 11.0%, or Ps.82.7 million, increase in operating costs and expenses excluding construction costs, principally as a result of increases in maintenance, energy, and security expenses. Higher cost of sales from the opening of stores directly operated by ASUR in Terminal 4 of Cancun Airport and professional fees in connection with diverse projects also contributed to the increase in costs.

Colombia reported an increase of 73.2%, or Ps.175.5 million, operating costs and expenses excluding construction costs composed of: i) Ps.159.3 million in cost of services, resulting from a Ps.199.7 million increase in the maintenance provision for the future replacement of fixed assets as of December 31, 2018 as per IFRIC12, partially offset by a Ps.45 million decline in the provision for uncollectible accounts, ii) Ps.0.8 million in technical assistance costs, iii) concession costs of Ps.24.2 million, partially offset be a decline of Ps.149.2 million in amortization of the concession (includes Ps.28.6 million from the recognition of the intangible asset resulting from the valuation of Airplan under IFRS 3 and Ps.122.2 million in initial amortization of complementary works, offset by the decline in the accumulated amortization for committed works).

Cost of Services rose by 9.0%, or Ps.72.1 million. In Mexico, cost of services increased 3.9% YoY, or Ps.14.9 million, reflecting higher maintenance expenses from the opening of Terminal 4 in Cancun airport, along with higher cost of sales from convenience stores directly operated by ASUR. Increased energy, security, and maintenance expenses also contributed to the increase in cost of services. Cost of services in Colombia rose 124.4%, or Ps.159.3 milllion, reflecting a Ps.199.7 million increase in the maintenance provision for future replacement of assets in line with IFRIC 12, as well as higher energy costs, security and maintenance expenses. This was partially offset by a Ps.45.0 million decline in the provision for uncollectible accounts and lower professional fees. By contrast, in Puerto Rico, cost of services decreased by 34.8% YoY, or Ps.102.1 million, reflecting a Ps.98.9 million decline in the maintenance provision under IFRIC 12 and from the recognition in 4Q17 of Ps.21.6 million in extraordinary expenses resulting from Hurricane Maria.

Construction Costs declined by 55.2% YoY, or Ps.526.5 million. Mexico contributed with a decline in construction costs of 78.3%, or Ps.498.6 million and Colombia with a reduction of 65.8%, or Ps.159.0 million. This was partially offset by an increase of 172.8%, or Ps.131.2 million in Puerto Rico.

G&A Expenses, which reflect administrative expenses in Mexico, increased 34.1% YoY mainly reflecting higher travel expenses, professional fees and salaries.

Consolidated Technical Assistance increased 17.6% YoY, mainly reflecting EBITDA growth in Mexico excluding extraordinary items, a factor in the calculation of the fee.

ASUR 4Q Page 4 of 26 Pages

Concession Fees increased 43.7% YoY, principally reflecting higher fees paid to the Mexican government, mainly due to an increase in regulated revenues in Mexico, a factor in the calculation of the fee. Concession fees for 4Q18 also reflect an increase in Puerto Rico and Colombia.

Depreciation and Amortization declined 59.9%, or Ps.366.1 million, principally due to: i) a Ps.198.7 million (US$10.4 million) loss in fixed assets in Puerto Rico reflecting the damages arising from Hurricane Maria in 4Q17, ii) the recognition in 4Q17 of Ps.98.8 million in amortization of the intangible asset in Puerto Rico resulting from the valuation of the investment in Aerostar under IFRS 3, compared with Ps.44.8 million in 4Q18, and iii) in Colombia, a negative depreciation of Ps.1777.9 million resulting from the decline in the accumulated amortization rate of the concession, mainly in committed works where the accumulated amortization rate declined to 82.93% from 85.15%. This was partially offset by the recognition in 4Q18 of Ps.28.7 million from the amortization of the concesion resulting from the valuation of ASUR’s investment in Airplan.

Consolidated Operating Profit and EBITDA

In 4Q18, ASUR reported a Consolidated Operating Profit of Ps.2,127.7 million and Operating Margin of 54.2%. This was mainly the result of increases of 17.5%, or Ps.331.3 million, in aeronautical revenues, and 19.1%, or Ps.220.2 million in non-aeronautical revenues. For 4Q18, Mexico reported an operating profit of 1,622.4 million, Puerto Rico of Ps.393.5 million, and Colombia Ps.71.8 million.

Adjusted Operating Margin, which excludes the effect of IFRIC 12 with respect to the construction or improvements to concessioned assets in Mexico, Colombia, and Puerto Rico, is calculated as operating profit divided by total revenues less construction services revenues; and was 59.1% in 4Q18 compared with negative 112.4% in 4Q17.

EBITDA increased 26.9%, or Ps.522.0 million, to Ps.2,459.8 million in 4Q18. EBITDA increased 16.3%, or Ps.257.2 milllion in Mexico, 78.1%, or Ps.240.2 million, in Puerto Rico, and 44.0%, or Ps.24.5 million in Colombia. 4Q18 EBITDA Margin was 62.7% compared to 49.1% in 4Q17.

Adjusted EBITDA Margin, which excludes the effect of IFRIC 12 with respect to the construction of or improvements to concessioned assets in Mexico, Puerto Rico, and Colombia was 68.3% in 4Q18 compared to 63.6% in 4Q17.

Consolidated Comprehensive Financing Gain (Loss)

Table 4: Consolidated Comprehensive Financing Gain (Loss)
	Fourth Quarter		% Chg.	Fiscal Year		% Chg.
	2017	2018		2017	2018
Interest Income	81,834	71,611	(12.5)	245,787	280,623	14.2
Interest Expense	(299,947)	(315,788)	5.3	(618,831)	(1,230,651)	98.9
Foreign Exchange Gain (Loss), Net	90,686	54,663	(39.7)	141,210	87,758	(37.9)
Total	(127,427)	(189,514)	48.7	(231,834)	(862,270)	271.9

In 4Q18, ASUR reported a Ps.189.5 million Consolidated Comprehensive Financing Loss, compared to a Ps.127.4 million loss in 4Q17.

Interest expense rose by Ps.15.8 million during the period, or 5.3%, mainly reflecting the consolidation of Colombian operations starting October 19, 2017. In addition, during 4Q18, Puerto Rico recognized financial costs for Ps.36.4 million in connection with a maintenance provision. This was partially offset by a Ps.37.6 million decline in interest expenses in Mexico as the Company paid down loans in June and November 2018. Interest income declined by Ps.10.2 million reflecting a lower cash balance following the debt reduction.

In 4Q18, ASUR reported a foreign exchange gain of Ps.54.6 million, resulting from the 6.0% quarterly average depreciation of the Mexican peso against the U.S. dollar on ASUR’s foreign currency net asset position. This compares to a Ps.90.7 million foreign exchange gain in 4Q17 resulting from the 4.5% quarterly average Mexican peso depreciation during that period on a lower foreign currency net asset position.

ASUR 4Q Page 5 of 26 Pages

Income Taxes

Income Taxes for 4Q18 increased by Ps.27.0 million year-over-year, principally due to the following factors:

•	A Ps.77.1 million YoY increase in deferred income taxes, mainly reflecting the impact from higher construction revenues from complementary works completed in Colombia in 2018, partially offset by a lower taxable income base in Mexico resulting from a change in the tax amortization rate on the concessioned assets; and

•	A Ps.50.1 million decrease in income taxes, resulting from a lower taxable income base in Mexico due to a change in the tax amortization rate on those concessioned assets, along with an income tax gain in Colombia derived from changes in tax legislation according to Decree 2235 published on December 27, 2017, following the consolidation of these operations starting October 19, 2017.

Net Income

Net Income for 4Q18 declined by 50.3%, or Ps.1,5661.1 million, to Ps.1,547.7 million from Ps.3,113.8 million in 4Q17 which benefitted from a Ps.2,310.1 million valuation gain resulting from the Company’s investment in Aerostar net of the goodwill in accordance with the guidelines of IFRS 3 "Business Combination".

Majority Net Income

Majority Net Income for 4Q18 decreased by 35.5% or Ps.803.9 million, to Ps.1,458.6 million from Ps.2,262.5 million in 4Q17 which benefitted from a Ps.1,386.1 million valuation gain resulting from the Company’s investment in Aerostar net of the goodwill in accordance with the guidelines of IFRS 3 "Business Combination".

Earnings per common share for the quarter were Ps.4.8620 and earnings per ADS (EPADS) were US$2.4741 (one ADS represents ten series B common shares). This compares with earnings per share of Ps.7.5417 and EPADS of US$3.8378 for the same period last year.

Consolidated Financial Position

On December 31, 2018, airport concessions represented 88.3% of the Company’s total assets, with current assets representing 10.6% and other assets representing 1.1%.

As of December 31, 2018, ASUR had cash and cash equivalents of Ps.4,584.5 million, a 2.0% decrease from Ps.4,677.4 million at December 31, 2017. Puerto Rico contributed with Ps.868.1 million in cash and cash equivalents in 4Q18 and Colombia with Ps.166.1 million.

As of December 31, 2018, the valuation of ASUR’s investment in Aerostar in accordance with IFRS 3 "Business Combinations" resulted in the following effects in the Balance Sheet: i) the recognition of a net intangible asset of Ps.6,122.6 million, ii) goodwill of Ps.887.2 (net of an impairment of Ps.4,719.1 million), iii) deferred taxes of Ps.612.3 million, and iv) a minority interest of Ps.5,405.4 million within the stockholders 'equity.

Furthermore, the valuation of ASUR’s investment in Airplan resulted in the following effects in the Balance Sheet as of December 31, 2018: i) the recognition of a net intangible asset of Ps.1,406.7 million, ii) goodwill of Ps.1,504.9, iii) deferred taxes of Ps.261.5 million, and iv) Ps.628.3 million from the recognition at bank loans at fair value.

On May 25, 2018, ASUR acquired an additional 7.58% of the share ownership of Airplan bringing its ownership stake in the company to 100%. This transaction resulted in the recognition of Shareholders’ Equity in excess of the Ps.46.3 million.

Stockholders’ equity at the close of 4Q18 was Ps.36,681.4 million and total liabilities were Ps.19,500.4 million, representing 65.3% and 34.7% of total assets, respectively. Deferred liabilities represented 16.2% of ASUR’s total liabilities.

Total Debt at quarter-end decreased to Ps.14,500.4 million, from Ps.17,644.0 million on December 31, 2017. During June and November 2018, ASUR paid down a portion of its U.S. Dollar denominated debt, as well as a loan in Colombian pesos totaling Ps.3,230.4 million, or 22.3% of its Colombian peso denominated debt (COP

ASUR 4Q Page 6 of 26 Pages

429.0 million). At December 31, 2018, 31.9% of ASUR’s total debt was denominated in Mexican pesos, 17.9% in Colombian pesos and 50.6% in U.S. Dollars.

Net Debt to LTM EBITDA stood at 1.1x at the close of 4Q18, while the Interest Coverage ratio was 9.0x as of December 31, 2018. This compares with Net Debt to LTM EBITDA and Interest Coverage Ratios of 1.2x and 9.7x as of September 30, 2018, respectively.

Table 5: Consolidated Debt Indicators
	June 30, 2018	September 30, 2018	December 31, 2018
Leverage
Total Debt / LTM EBITDA (Times) [1]	1.9	1.7	1.5
Total Net Debt / LTM EBITDA (Times) [2]	1.5	1.2	1.1
Interest Coverage Ratio [3]	7.6	9.7	9.0
Total Debt	16,596,415	15,575,869	14,500,381
Short-term Debt	573,726	295,206	500,105
Long-term Debt	16,022,689	15,280,663	14,000,276
Cash & Cash Equivalents	3,688,908	4,569,129	4,584,507
Total Net Debt [4]	12,907,507	11,006,740	9,915,874

1 The Total Debt to EBITDA Ratio is calculated as ASUR’s interest-bearing liabilities divided by its EBITDA.

2 The Total Net Debt to EBITDA Ratio is calculated as ASUR’s interest-bearing liabilities minus Cash & Cash Equivalents, divided by its EBITDA.

3 The Interest Coverage Ratio is calculated as ASUR’s EBIT divided by its interest expenses.

4 The Total Net Debt is calculated as Total Debt minus Cash & Cash Equivalents.

Table 6: Consolidated Debt Profile (in millions)
	Airport	Payment of principal	Currency	Interest Rate	Amortization Schedule
					2019	2020	2021 /23	2024 /35	Total
5 Yr-Syndicated Credit Facility	Cancun	To the expiration	$PMx	Tiie + 1.25%			2,000.0		2,000.0
7 Yr-Syndicated Credit Facility	Cancun	Semi-Annual Amort.	$PMx	Tiie + 1.25%		20.0	1,860.0	120.0	2,000.0
22 Yr-Senior Note 2035	San Juan	Semi-Annual Amort.	$Usd	5.75%	5.2	5.3	17.1	162.9	190.5
20 Yr-Senior Note 2035	San Juan	Semi-Annual Amort.	$Usd	6.75%	5.2	5.3	18.3	153.8	182.6
10 Yr-Syndicated Credit Facility	Colombia	Qtly. Amort.	$Pcol	DTF1 + 4	9,000.0	12,000.0	44,250.0	81,000.0	146,250.0
10 Yr-Syndicated Credit Facility	Colombia	Qtly. Amort.	$Pcol	DTF1 + 4	6,120.0	8,160.0	30,090.0	55,080.0	99,450.0
10 Yr-Syndicated Credit Facility	Colombia	Qtly. Amort.	$Pcol	DTF1 + 4	5,400.0	7,200.0	26,550.0	48,600.0	87,750.0
10 Yr-Syndicated Credit Facility	Colombia	Qtly. Amort.	$Pcol	DTF1 + 4	2,220.0	2,960.0	10,915.0	19,980.0	36,075.0
10 Yr-Syndicated Credit Facility	Colombia	Qtly. Amort.	$Pcol	DTF1 + 4	2,220.0	2,960.0	10,915.0	19,980.0	36,075.0
10 Yr-Syndicated Credit Facility	Colombia	Qtly. Amort.	$Pcol	DTF1 + 4	480.0	640.0	2,360.0	4,320.0	7,800.0
10 Yr-Syndicated Credit Facility	Colombia	Qtly. Amort.	$Pcol	DTF1 + 4	480.0	640.0	2,360.0	4,320.0	7,800.0
10 Yr-Syndicated Credit Facility	Colombia	Qtly. Amort.	$Pcol	DTF1 + 4	480.0	640.0	2,360.0	4,320.0	7,800.0

[1] DTF is an average 90-day rate with which the credits in Colombia are subscribed

Capex

During 4Q18, ASUR made capital investments of Ps.266.5 million, of which Ps.119.6 million relate to the Company’s plan to modernize its Mexican airports pursuant to its master development plans, mainly for the construction of Cancun’s Terminal 4, currently in operation. This also includes investments of Ps.126.0 million made by Aerostar at LMM Airport in Puerto Rico and of Ps.20.8 million made by Airplan in Colombia. Total capex for fiscal year 2018 ammounted to Ps.1,636.3

ASUR 4Q Page 7 of 26 Pages

Review of Mexico Operations

Table 7: Mexico Revenues & Commercial Revenues Per Passenger
	Fourth Quarter		% Chg.	Fiscal Year		% Chg.
	2017	2018		2017	2018
Total Passenger	7,562	8,121	7.4	31,227	33,384	6.9

Total Revenues	2,813,545	2,636,719	(6.3)	10,610,203	10,399,259	(2.0)
Aeronautical Services	1,297,569	1,482,412	14.2	5,319,484	5,965,545	12.1
Non-Aeronautical Services	879,129	1,016,107	15.6	3,709,722	4,170,319	12.4
Construction Revenues	636,847	138,200	(78.3)	1,580,997	263,395	(83.3)
Total Revenues Excluding Construction Revenues	2,176,697	2,498,519	14.8	9,029,206	10,135,864	12.3

Total Commercial Revenues	784,434	906,476	15.6	3,331,642	3,749,943	12.6
Commercial Revenues from Direct Operations	156,270	171,889	10.0	596,066	740,407	24.2
Commercial Revenues Excluding Direct Operations	628,164	734,587	16.9	2,735,576	3,009,536	10.0

Total Commercial Revenues per Passenger	103.7	111.6	7.6	106.7	112.3	5.3
Commercial Revenues from Direct Operations per Passenger [1]	20.7	21.2	2.5	19.1	22.2	16.2
Commercial Revenues Excl. Direct Operations per Passenger	83.1	90.5	8.9	87.6	90.2	2.9

Note: For purposes of this table, approximately 40.3 and 31.8 thousand transit and general aviation passengers are included in 4Q17 and 4Q18, respectively, and 174.1 and 136.9 thousand transit and general aviation passengers are included in 12M17 and 12M18.

[1]Represents ASUR’s operation of convenience stores in airports as well as advertising since September 2017.

ASUR 4Q Page 8 of 26 Pages

Mexico Revenues

Mexico Revenues for 4Q18 declined 6.3% YoY to Ps.2,636.7 million. However, excluding construction, revenues rose 14.8% YoY, reflecting the following increases:

•	14.2% in revenues from aeronautical services, principally due to the 7.5% increase in passenger traffic; and

•	15.6% in revenues from non-aeronautical services, principally reflecting the 15.6% growth in commercial revenues.

Commercial Revenues rose 15.6% YoY, mainly due to the 7.4% increase in total passenger traffic (including transit and general aviation passengers) and reported increases across all categories as shown on Table 8.

Commercial Revenues per Passenger were up 7.6% in 4Q18 to Ps.111.6, from Ps.103.7 in 4Q17.

ASUR classifies commercial revenues as those derived from the following activities: duty-free stores, car rentals, retail operations, banking and currency exchange services, advertising, teleservices, non-permanent ground transportation, food and beverage operations, and parking lot fees.

As shown in Table 9, during the last 12 months, ASUR opened 15 new commercial spaces at Cancun Airport, reflecting the opening of its new Terminal 4, and added seven commercial spaces at its other eight Mexican airports. More details of these openings can be found on page 20 of this report.

Table 8: Mexico Commercial Revenue Performance			Table 9: Mexico Summary Retail and Other Commercial Space Opened since December 31,2017
Bussines Line	YoY Chg		Type of Commercial Space [1]	# Of Spaces Opened
	4Q18	12M18
Banking and Currency Exchange Services	72.5%	17.0%	Cancun	15
Ground Transportation	37.1%	15.6%	Retail Operations	4
Parking Lot Fees	30.7%	17.8%	Car Rental Revenues	7
Other Revenue	24.7%	18.5%	Food and Beverage Operations	2
Food and Beverage Operations	17.9%	11.4%	Banking and Currency Exchange Services	2
Advertising Revenues	17.6%	(7.4%)	8 Others Airport	7
Car Rental Revenues	15.8%	13.6%	Retail Operations	4
Duty Free	11.5%	11.1%	Car Rental Revenues	2
Retail Operations	9.2%	14.4%	Other Revenue	1
Teleservices	(15.5%)	(6.6%)	Mexico	22
Total Commercial Revenues	15.6%	12.6%

			[1] Only includes new stores opened during the period and excludes remodelings or contract renewals.

ASUR 4Q Page 9 of 26 Pages

Mexico Operating Costs and Expenses

Table 10: Mexico Operating Costs & Expenses
	Fourth Quarter		% Chg.	Fiscal Year		% Chg.
	2017	2018		2017	2018
Cost of Services	379,830	394,701	3.9	1,525,521	1,723,224	13.0
Administrative	45,892	61,525	34.1	204,418	235,264	15.1
Technical Assistance	82,771	96,643	16.8	345,854	386,250	11.7
Concession Fees	97,833	113,395	15.9	406,734	458,290	12.7
Depreciation and Amortization	147,088	169,843	15.5	564,280	676,141	19.8
Operating Costs and Expenses Excluding Construction Costs	753,414	836,107	11.0	3,046,807	3,479,168	14.2
Construction Costs	636,847	138,200	(78.3)	1,580,997	263,395	(83.3)
Total Operating Costs & Expenses	1,390,261	974,307	(29.9)	4,627,804	3,742,564	(19.1)

Total Mexico Operating Costs and Expenses for 4Q18 declined 29.9% YoY. This includes construction costs, which fell 78.3%, reflecting lower levels of capital improvements made to concessioned assets during the period. Excluding construction costs, operating costs and expenses increased 11.0% to Ps.836.1 million.

Cost of Services rose 3.9% YoY, mainly due to higher maintenance, energy, and security expenses. Higher cost of sales from convenience stores directly operated by ASUR, including those opened at Terminal 4 at Cancun Airport also contributed to the increase in cost of services.

Administrative expenses increased by 34.1% YoY, principally as a result of higher travel expenses, fees to third parties, and salaries.

The 16.8% increase in the Technical Assistance fee paid to ITA reflects EBITDA growth in Mexico, excluding extraordinary items in the quarter, a factor in the calculation of the fee.

Concession Fees, which include fees paid to the Mexican government, rose 15.9%, mainly due to an increase in regulated revenues, a factor in the calculation of the fee.

Depreciation and Amortization increased 15.5% YoY, reflecting the recognition of higher investments at year-end 2017.

Mexico Consolidated Comprehensive Financing Gain (Loss)

Table 11: Mexico Comprehensive Financing Gain (Loss)
	Fourth Quarter		% Chg.	Fiscal Year		% Chg.
	2017	2018		2017	2018
Interest Income	92,280	85,042	(7.8)	272,367	336,571	23.6
Interest Expense	(147,452)	(109,855)	(25.5)	(317,141)	(461,540)	45.5
Foreign Exchange Gain (Loss), Net	90,737	54,887	(39.5)	141,261	87,794	(37.8)
Total	35,565	30,074	(15.4)	96,487	(37,175)	n/a

ASUR’s Mexico operations reported a Ps.30.1 million Comprehensive Financing Gain, compared to a Ps.35.6 million gain in 4Q17. Mexican operations reported a foreign exchange gain of Ps.54.9 million in the quarter, resulting from the 6.0% quarterly average Mexican peso depreciation against the U.S. dollar on ASUR’s foreign currency net asset position, compared with a Ps.90.7 million foreign exchange gain in 4Q17, resulting from the 4.5% quarterly average Mexican peso depreciation during that period.

In addition, interest expense declined 25.5% YoY to Ps.109.9 million as the Company paid down a total of US$145.0 million in debt between June and November 2018. Furthermore, interest income decreased 7.8% refelcting a lower cash balance following the abovementioned debt payments.

ASUR 4Q Page 10 of 26 Pages

Mexico Operating Profit and EBITDA

Table 12: Mexico Operating Profit & EBITDA
	Fourth Quarter		% Chg.	Fiscal Year		% Chg.
	2017	2018		2017	2018
Total Revenue	2,813,545	2,636,719	(6.3)	10,610,203	10,399,259	(2.0)
Total Revenues Excluding Construction Revenues	2,176,697	2,498,519	14.8	9,029,206	10,135,864	12.3
Operating Profit	1,423,284	1,662,411	16.8	5,883,619	6,656,695	13.1
Operating Margin	50.6%	63.0%	1246 bps	55.5%	64.0%	856 bps
Adjusted Operating Margin [1]	65.4%	66.5%	115 bps	65.2%	65.7%	51 bps
Net Profit [2]	975,229	1,313,625	34.7	4,547,202	4,839,389	6.4
EBITDA	1,574,365	1,831,601	16.3	6,570,705	7,332,192	11.6
EBITDA Margin	56.0%	69.5%	1351 bps	61.9%	70.5%	858 bps
Adjusted EBITDA Margin [3]	72.3%	73.3%	98 bps	72.8%	72.3%	-43 bps

[1] Adjusted Operating Margin excludes the effect of IFRIC 12 with respect to the construction of or improvements to concessioned assets and is equal to operating profit divided by total revenues excluding construction services revenues.

[2] Net Income for 4Q18 includes a gain of Ps.368.5 million from the participation in the results of subsidiaries recognized under the equity method. Aerostar in Puerto Rico contributed with a Ps.161.1 million gain and Airplan in Colombia with a Ps.207.4 million gain.

[3] Adjusted EBITDA Margin excludes the effect of IFRIC 12 with respect to the construction of or improvements to concessioned assets and is calculated by dividing EBITDA by total revenues excluding construction services revenues.

Mexico reported an Operating Profit of Ps.1,662.4 million in 4Q18, up 16.8%, mainly reflecting increases of 14.2% in aeronautical revenues and 15.6% in commercial revenues derived from the 7.5% growth in passenger traffic. Operating Margin was 63.0% in 4Q18 compared with 50.6% in 4Q17.

Adjusted Operating Margin in 4Q18, which excludes the effect of IFRIC 12 with respect to the construction or improvements to concessioned assets and is calculated as operating profit divided by total revenues excluding construction services revenues, was 66.5%, compared to 65.4% in 4Q17.

EBITDA increased 16.3% to Ps.1,831.6 million from Ps.1,574.4 million in 4Q17, as a result of higher operating leverage. EBITDA Margin expanded to 69.5% from 56.0% in 4Q17.

During 4Q18, ASUR’s operations in Mexico recognized Ps.138.2 million in “Construction Revenues,” a year-on-year decline of 78.3%, due to lower capital expenditures and investments in concessioned assets. Adjusted EBITDA Margin, which excludes the effect of IFRIC 12 with respect to the construction of/or improvements to concessioned assets, increased by 98 bps to 73.3%.

Mexico Tariff Regulation

The Mexican Ministry of Communications and Transportation regulates the majority of ASUR’s activities by setting maximum rates, which represent the maximum possible revenues allowed per traffic unit at each airport.

ASUR’s accumulated regulated revenues at its Mexican operations as of December 31, 2018 totaled Ps.6,050.9 million, with an average tariff per workload unit of Ps.178.3 (December 2016 pesos), accounting for approximately 61.6% of total Mexico income (excluding construction income) for the period.

The Mexican Ministry of Communications and Transportation reviews compliance with maximum rate regulations at the close of each year.

Mexico Capital Expenditures,

During 4Q18, ASUR’s operations in Mexico made capital investments of Ps.119.6 million in connection with the Company’s plan to modernize its Mexican airports pursuant to its master development plans, mainly for the construction of Cancun’s Terminal 4, currently in operation. This compares with capex of Ps.465.0 million in 4Q17.

ASUR 4Q Page 11 of 26 Pages

Review of Puerto Rico Operations

In May 2017, ASUR increased its share ownership in Aerostar to 60% from its prior 50% ownership. Accordingly, consolidated results as presented in this report reflect line by line consolidation of Aerostar results starting in June 1, 2017, while prior to that, Aerostar’s results were accounted for by the equity method.

As of December 31, 2018, the valuation of ASUR’s investment in Aerostar in accordance with IFRS 3 "Business Combinations" resulted in the following effects in the Balance Sheet: i) the recognition of a net intangible asset of Ps.6,122.6 million, ii) goodwill of Ps.887.2 (net of an impairment of Ps.4,719.1 million), iii) deferred taxes of Ps.612.3 million, and iv) a minority interest of Ps.5,405.4 million within stockholders 'equity.

Table 13: Puerto Rico Revenues & Commercial Revenues Per Passenger (in thousands of Mexican pesos)
	Fourth Quarter		% Chg.
	2017	2018
Total Passengers	1,542	2,011	30.4

Total Revenues	652,066	858,436	31.6
Aeronautical Services	373,238	403,053	8.0
Non-Aeronautical Services	202,903	248,234	22.3
Construction Services	75,925	207,149	172.8
Total Revenues Excluding Construction Services	576,141	651,287	13.0

Total Commercial Revenues	200,494	245,725	22.6
Commercial Revenues from Direct Operations [1]	38,263	44,687	16.8
Commercial Revenues Excluding Direct Operations	162,231	201,038	23.9
Total Commercial Revenues per Passenger	130.0	122.2	(6.0)
Commercial Revenues from Direct Operations per Passenger [1]	24.8	22.2	(10.4)
Commercial Revenues Excl. Direct Operations per Passenger	105.2	100.0	(5.0)
Note: Figures in pesos at an average exchange rate of Ps.19.8401.
[1] Represents ASUR’s operation of convenience stores in LMM Airport.

Puerto Rico Revenues

Total Puerto Rico Revenues for 4Q18 increased 31.6% YoY to Ps.858.4 million, mainly due to the following increases:

•	8.0% in revenues from aeronautical services; and
•	22.3% in revenues from non-aeronautical services, principally reflecting the 22.6% increase in commercial revenues.

Commercial Revenues per Passenger declined to Ps.122.2 from Ps.130.0 in 4Q17.

Eight commercial spaces were opened at LMM Airport over the last 12 months, as shown on Table 15. More details of these openings can be found on page 20 of this report.

ASUR classifies commercial revenues as those derived from the following activities: duty-free stores, car rentals, retail operations, advertising, non-permanent ground transportation, food and beverage operations, and parking lot fees.

ASUR 4Q Page 12 of 26 Pages

Table 14: San Juan Airport Commercial Revenue Performance		Table 15: San Juan Airport Summary Retail and Other Commercial Space Opened since December 31, 2017
Bussines Line	YoY Chg	Type of Commercial Space [1]	# of Spaces Opened
	4Q18
Ground Transportation	473.4%	Retail Operations	1
Car Rental Revenues	56.0%	Food and Beverage Operations	3
Other Revenue	40.8%	Car Rental Revenues	1
Retail Operations	14.9%	Other Revenue	3
Duty Free	8.4%	Total Commercial Spaces	8
Advertising Revenues	5.9%
Food and Beverage Operations	3.4%
Parking Lot Fees	(6.9%)	[1] Only includes new stores opened during the period and excludes remodelings or contract renewals.
Total Commercial Revenues	22.6%

Puerto Rico Operating Costs and Expenses

Table 16: San Juan Airport Operating Costs & Expenses
In thousands of Mexican pesos
	Fourth Quarter		% Chg
	2017	2018
Cost of Services	293,304	191,248	(34.8)
Concession Fees	2,662	31,260	1074.4
Depreciation and Amortization	409,592	169,908	(58.5)
Operating Costs and Expenses Excluding Construction Costs	705,557	392,416	(44.4)
Construction Costs	75,925	207,149	172.8
Total Operating Costs & Expenses	781,482	599,565	(23.3)
Note: Figures in pesos at the average exchange rate 19.8401.

Total Operating Costs and Expenses at LMM Airport in 4Q18, including construction costs, declined 23.3% YoY to Ps.599.6 million.

Cost of Services declined 34.8% YoY, mainly due to a Ps.98.9 million reduction in the maintenance provision as per IFRIC12 in December 2018 together with Ps.21.6 million in extraordinary expenses in 4Q17 resulting from Hurricane Maria.

In accordance with the application of IFRIC 12, Aerostar recognizes on a monthly basis the provision for maintenance of those concession assets that will be replaced before the end of the concession. During 4Q18, the company recorded a Ps.88.1 million decline in this provision reflecting a valuation adjustment.

Concession Fees paid to the Puerto Rican government increased YoY by Ps.28.6 million, to Ps.31.3 million compared with Ps.2.7 million in 4Q17. For the first five years, the concession fee was a fixed annual payment of US$2.5 million, reported within intangible assets, while starting in 2018, the concession fee is 5% based on revenues and impacts results.

Depreciation and Amortization declined by 58.5%, or Ps.239.7 million, mainly reflecting a Ps.198.7 million (US$10.4 million) loss in fixed assets in Puerto Rico during 4Q17 resulting from the damages arising from Hurricane Maria. In addition, in 4Q17 the company recognized Ps.98.8 million in amortization of the intangible asset resulting from the valuation of the investment in Aerostar under IFRS 3, compared with Ps.44.8 million in 4Q18.

During 4Q18, Aerostar reported Construction Costs in Puerto Rico of Ps.207.1 million, reflecting the capital investments in the concessioned assets during the period.

Excluding construction costs, operating costs and expenses declined 44.4% to Ps.392.4 million.

ASUR 4Q Page 13 of 26 Pages

Puerto Rico Comprehensive Financing Gain (Loss)

Table 17: Puerto Rico Comprehensive Financing Gain (in thousands of Mexican pesos)
	Fourth Quarter		% Chg.
	2017	2018
Interest Income	10	3,277	32,670.0
Interest Expense	(130,484)	(165,245)	26.6
Total	(130,474)	(161,968)	24.1
Note: Figures in pesos at an average exchange rate of Ps. 19.8401.

During 4Q18, LMM Airport reported a Ps.162.0 million Comprehensive Financing Loss, compared with a Ps.130.5 million loss in 4Q17, mainly reflecting interest rate movements and the impact from the valuation to present value of future obligations under IFRIC 12 and NIC 37.

On February 22, 2013, and as part of the financing of the Concession Agreement, Aerostar entered into a subordinated term loan with Cancun Airport in the amount of US$100 million at an annual interest rate of LIBOR plus 2.10%, payable each July 1 and January 1, and with no fixed maturity date. As of December 31, 2018, the remaining balance was US$58.1 million.

On March 22, 2013, Aerostar carried out a private bond placement for a total of US$350 million to finance a portion of the Concession Agreement payment to the Puerto Rican Ports Authority and certain other costs and expenditures associated with it.

On June 24, 2015, Aerostar carried out a private bond placement for a total of US$50 million. In December 2015, Aerostar also contracted a line of revolving credit, which, as of December 31, 2018, had not been utilized.

All long-term debt is collateralized by Aerostar’s total assets.

Puerto Rico Operating Profit and EBITDA

Table 18: San Juan Airport Profit & EBITDA
In thousands of Mexican pesos
	Fourth Quarter		% Chg
	2017	2018
Total Revenue	652,066	858,436	31.6
Total Revenues Excluding Construction Revenues	576,141	651,287	13.0
Other Revenues		134,637	n/a
Operating Profit	(129,417)	393,508	n/a
Operating Margin	(19.8%)	45.8%	6569 bps
Adjusted Operating Margin[1]	(22.5%)	60.4%	8288 bps
Net Income	(272,594)	222,890	n/a
EBITDA	307,631	547,880	78.1
EBITDA Margin	47.2%	63.8%	1665 bps
Adjusted EBITDA Margin[2]	53.4%	84.1%	3073 bps
Note: Figures in pesos at an average exchange rate of Ps. 19.8401.

[1] Adjusted Operating Margin excludes the effect of IFRIC 12 with respect to the construction or improvements to concessioned assets and is equal to operating profit divided by total revenues excluding construction services revenues.

[2] Adjusted EBITDA Margin excludes the effect of IFRIC 12 with respect to the construction or improvements to concessioned assets and is calculated by dividing EBITDA by total revenues excluding construction services revenues.

Operating Profit at Puerto Rico in 4Q18 increased to Ps.393.5 million, with Operating Margin expanding to 45.8% from negative 19.8% in 4Q17. This was principally due to a Ps.98.9 million reduction in the maintenance provision as per IFRIC12 in 4Q18, and a Ps.134.6 million insurance claim recovery in connection with the loss resulting from Hurricane Maria in 2017. In addition, in 4Q17 the company recognized: i) a Ps.198.7 million (US$10.4 million) loss in fixed assets in Puerto Rico reflecting the damages arising from Hurricane Maria and ii) Ps.98.8 million in amortization of the intangible asset resulting from the valuation of the investment in Aerostar in 4Q17, compared to Ps.44.8 million in 4Q18.

ASUR 4Q Page 14 of 26 Pages

EBITDA increased 78.1% to Ps.547.9 million from Ps.307.6 million in 4Q17, and EBITDA Margin expanded to 63.8% in 4Q18 from 47.2% in 4Q17. Adjusted EBITDA Margin, excluding IFRIC12, increased to 84.1% in 4Q18 from 53.4% in 4Q17.

Puerto Rico Capital Expenditures

During 4Q18, Aerostar invested Ps.126.0 million to modernize LMM Airport, compared with investments of Ps.89.3 million in 4Q17.

Puerto Rico Tariff Regulation

The Airport Use Agreement signed by Aerostar, the airlines serving LMM Airport, and the Puerto Rico Ports Authority governs the relationship between Aerostar and the principal airlines serving LMM Airport. The agreement entitles Aerostar to an annual contribution from the airlines of US$62 million during the first five years of the term. From year six onwards, the total annual contribution for the prior year increases in accordance with an adjusted consumer price index factor based on the U.S. non-core consumer price index. The annual fee is divided between the airlines that operate at LMM Airport in accordance with the regulations and structure defined under the Airport Use Agreement to establish the contribution of each airline for each particular year.

Review of Colombia Operations

On October 19, 2017, ASUR acquired a 92.42% ownership stake in Airplan, which operates six airports in Colombia. Therefore, ASUR began to consolidate Airplan’s results on a line by line basis as of that date.

On May 25, 2018, ASUR acquired an additional 7.58% of the share ownership of Airplan, bringing its ownership stake in the company to 100%. This transaction resulted in the recognition of Shareholders’ Equity in excess of the Ps.46.3 million paid for the acquisition of this additional stake in Airplan.

The following discussion compares Airplan's independent results for the three-month period ended December 31, 2018 against the period starting October 19, 2017 and ending December 31, 2017 (in which Airplan was consolidated with ASUR).

The valuation of ASUR’s investment in Airplan in accordance with IFRS 3 "Business Combinations" resulted in the following effects on the Balance Sheet as of December 31, 2018: i) the recognition of a net intangible asset of Ps.1,406.7 million, ii) goodwill of Ps.1,504.9, iii) deferred taxes of Ps.261.5 million, and iv) Ps.628.3 million from the recognition of bank loans at fair value.

ASUR 4Q Page 15 of 26 Pages

Colombia Revenues

Total Colombia Revenues for 4Q18 declined 11.0% YoY to Ps.429.1 million. Excluding construction services revenues, revenues rose 52.4% mainly reflecting the following increases:

•	51.7% in revenues from aeronautical services; and
•	54.8% in revenues from non-aeronautical services, mainly due to the 56.7% increase in commercial revenues.

Commercial Revenues per Passenger were relatively flat year-on-year.

As shown on Table 21, during the last twelve months, 32 new commercial spaces were opened in Colombia. More details of these openings can be found on pages 20 and 21 of this report.

ASUR classifies commercial revenues as those derived from the following activities: duty-free stores, car rentals, retail operations, advertising, non-permanent ground transportation, food and beverage operations, and parking lot fees.

Table 20: Airplan, Colombia Commercial Revenue Performance		Table 21: Colombia Summary Retail and Other Commercial Space Opened since December 31, 2017
Bussines Line	YoY Chg	Type of Commercial Space [1]	# of Spaces Opened
	4Q18
Ground Transportation	186.3%	Retail Operations	8
Food and Beverage Operations	123.9%	Car Rental Revenues	2
Car Rental Revenues	80.0%	Banking and Currency Exchange Services	1
Retail Operations	68.8%	Other Revenue	21
Teleservices	33.4%	Total Commercial Spaces	32
Banking and Currency Exchange Services	30.7%
Parking Lot Fees	3.7%
Advertising Revenues	0.3%
Other Revenue	0.3%	[1] Only includes new stores opened during the period and excludes remodelings or contract renewals.
Duty Free	0.0%
Total Commercial Revenues	11.9%

Tabla 22: Airplan, Colombia Costs & Expenses
In thousands of Mexican pesos
	Fourth Quarter		% Chg
	2017	2018
Cost of Services	128,018	287,323	124.4
Technical Assistance	633	1,416	123.7
Concession Fees	56,005	80,174	43.2
Depreciation and Amortization	54,992	(94,197)	n/a
Operating Costs and Expenses Excluding Construction Costs	239,648	274,716	14.6
Construction Costs	241,628	82,581	(65.8)
Total Operating Costs & Expenses	481,276	357,297	(25.8)
Note: Figures in pesos at an average exchange rate of COL.159.9034 = Ps.1.00 mexican pesos.

Total Operating Costs and Expenses in Colombia declined 25.8% YoY in 4Q18 to Ps.357.3 million.

Cost of Services rose 124.4% YoY, or Ps.159.3 million, mainly due to the Ps.199.7 million increase in the maintenance provision for future replacement fixed assets as of December 31, 2018 under IFRIC12. In addition, energy costs increased by Ps.10.0 million reflecting new concessioned areas at Rionegro and Montería airports, together with a higher cost per kilowatt, together with higher maintenance and security costs. This was partially offset by a Ps.45.0 million decline in the provision for uncollectible accounts and a Ps.18.3 million decline in professional legal fees.

Construction Costs declined 65.8% YoY to Ps.82.6 million, reflecting lower investments in complementary works to concessioned assets during the period.

ASUR 4Q Page 16 of 26 Pages

Concession Fees, which include fees paid to the Colombian government, increased 43.2% YoY, mainly reflecting higher regulated and non-regulated revenues during the period.

Depreciation and Amortization declined by 271.3%, or Ps.149.2 million, principally reflecting a decline in the accumulated amortization rate of the concession mainly in committed works where the accumulated amortization rate declined to 82.93% from 85.15% which resulted in negative amortization of Ps.177.9 million. This was partially offset by the recognition in 4Q18 of Ps.28.7 million from the amortization of the concesion resulting from the valuation of ASUR’s investment in Airplan.

Colombia Comprehensive Financing Gain / (Loss)

Tabla 23: Airplan, Colombia, Comprehensive Financing Gain (Loss)
In thousands of Mexican pesos
	Fourth Quarter		% Chg
	2017	2018
Interest Income	643	2,667	314.8
Interest Expense	(33,110)	(60,063)	81.4
Foreign Exchange Gain (Loss), Net	(51)	(224)	339.2
Total	(32,518)	(57,620)	77.2
Note: Figures in pesos at an average exchange rate of COL.159.9034 = Ps.1.00 mexican pesos.

During 4Q18, Airplan reported a Ps.57.6 million Comprehensive Financing Loss, compared with a Ps.32.5 million loss in 4Q17. This mainly reflects higher interest expenses as starting January 2018 only 1.34% of the interest payments are capitalized while in 4Q17 70.0% were capitalized.

On June 1, 2015, Airplan entered into a Ps.3,468.7 million, 12-Year Syndicated Loan Facility with eight banks with a 3-year grace period.

Colombia Operating Profit and EBITDA

Tabla 24: Airplan, Colombia Profit & EBITDA
In thousands of Mexican pesos
	Fourth Quarter		% Chg
	2017	2018
Total Revenue	482,058	429,077	(11.0)
Total Revenues Excluding Construction Revenues	294,764	449,236	52.4
Operating Profit	782	71,780	9,079.0
Operating Margin	0.2%	16.7%	1071 bps
Adjusted Operating Margin[1]	0.3%	16.0%	645 bps
Net Profit	(41,950)	11,233	n/a
EBITDA	55,774	80,323	44.0
EBITDA Margin	11.6%	18.7%	(730 bps)
Adjusted EBITDA Margin[2]	37.4%	17.9%	(2331 bps)
Note: Figures in pesos at an average exchange rate of COL.159.9034 = Ps.1.00 mexican pesos.

[1] Adjusted Operating Margin excludes the effect of IFRIC12 with respect to the construction or improvements to concessioned assets, and is equal to operating profit divided by total revenues less construction services revenues.
[2] Adjusted EBITDA Margin excludes the effect of IFRIC12 with respect to the construction or improvements to concessioned assets, and is calculated by dividing EBITDA by total revenues less construction services revenues.

During 4Q18, ASUR reported an Operating Gain of Ps.71.8 million compared with Ps.0.8 million in 4Q17. Operating Margin expanded to 16.7% in 4Q18 from 0.2% in 4Q17. Adjusted Operating Margin, which excludes the impact of IFRIC 12 with respect to construction or improvements to concessioned assets, was 16.0% in 4Q18 compared with 0.3% in the same quarter of 2017.

EBITDA increased 44.0% to Ps.80.3 million from Ps.55.8 million in 4Q17. EBITDA Margin increased to 18.7% in 4Q18, from 11.6% in 4Q17, while Adjusted EBITDA Margin, which excludes the impact of IFRIC 12 with respect to construction or improvements to concessioned assets, declined to 17.9 % in 4Q18, from 37.4% in the prior-year quarter.

ASUR 4Q Page 17 of 26 Pages

Colombia Capital Expenditures

During 4Q18, Airplan invested Ps.20.8 million to modernize its airports in Colombia, including: i) the expansion of the domestic and international passenger terminal, ii) the expansion of the international platform, and iii) progress in the construction of the cargo terminal at Rionegro airport. This compares with investments of Ps.211.9 million in 4Q17.

Colombia Tariff Regulation

Functions of the Special Administrative Unit of Civil Aeronautics include establishing and collecting fees, tariffs, and rights for the provision of aeronautical and airport services or those that are generated by the concessions, authorizations, licenses, or any other type of income or property. As a result, Resolution 04530, issued on September 21, 2007, establishes the tariffs for the rights and the rates conceded to the concessionaire of the following airports: José María Córdova of Rionegro, Enrique Olaya Herrera of Medellín, Los Garzones of Montería, El Caraño of Quibdó, Antonio Roldán Betancourt of Carepa, and Las Brujas of Corozal. This resolution also established the methodology to update and the mechanisms to collect such fees, tariffs, and rights. Airplan's regulated revenues for 4Q18 amounted to Ps.342.3 million.

Recent Events

Mr. Jorge Hernandez de Leon was appointed acting CEO of Aerostar, effective February 13, 2019, previously Mr. Agustin Arellano was Aerostar’s CEO.

Definitions

Concession Services Agreements (IFRIC 12 interpretation). In Mexico and Puerto Rico, ASUR is required by IFRIC 12 to include in its income statement an income line, “Construction Revenues,” reflecting the revenue from construction or improvements to concessioned assets made during the relevant period. The same amount is recognized under the expense line “Construction Costs,” because ASUR hires third parties to provide construction services. Because equal amounts of Construction Revenues and Construction Costs have been included in ASUR's income statement as a result of the application of IFRIC 12, the amount of Construction Revenues does not have an impact on EBITDA, but it does have an impact on EBITDA Margin. In Colombia, “Construction Revenues” include the recognition of the revenue to which the concessionaire is entitled for carrying out the infrastructure works in the development of the concession, while “Construction Costs” represents the actual costs incurred in the execution of such additions or improvements to the concessioned assets.

Majority Net Income reflects ASUR’s equity interests in each of its subsidiaries and therefore excludes the 40% interest in Aerostar that is owned by other shareholders. Other than Aerostar, ASUR owns (directly or indirectly) 100% of its subsidiaries.

EBITDA means net income before provision for taxes, deferred taxes, profit sharing, non-ordinary items, participation in the results of associates, comprehensive financing cost, and depreciation and amortization. EBITDA should not be considered as an alternative to net income, as an indicator of our operating performance or as an alternative to cash flow as an indicator of liquidity. Our management believes that EBITDA provides a useful measure that is widely used by investors and analysts to evaluate our performance and compare it with other companies. EBITDA is not defined under U.S. GAAP or IFRS and may be calculated differently by different companies.

Adjusted EBITDA Margin is calculated by dividing EBITDA by total revenues excluding construction services revenues for Mexico, Puerto Rico, and Colombia and excludes the effect of IFRIC 12 with respect to the construction or improvements to concessioned assets. ASUR is required by IFRIC 12 to include in its income statement an income line reflecting the revenue from construction or improvements to concessioned assets made during the relevant period. The same amount is recognized under the expense line “Construction Costs,” because ASUR hires third parties to provide construction services. In Mexico and Puerto Rico, because equal amounts of Construction Revenues and Construction Costs have been included in ASUR's income statement as a result of the application of IFRIC 12, the amount of Construction Revenues does not have an impact on EBITDA, but it does have an impact on EBITDA Margin, as the increase in revenues that relates to Construction Revenues does not result in a corresponding increase in EBITDA. In Colombia, construction revenues do have an impact on EBITDA, as construction revenues include a reasonable margin over the actual cost of

ASUR 4Q Page 18 of 26 Pages

construction. Like EBITDA Margin, Adjusted EBITDA Margin should not be considered as an indicator of our operating performance or as an alternative to cash flow as an indicator of liquidity and is not defined under U.S. GAAP or IFRS and may be calculated differently by different companies.

About ASUR

Grupo Aeroportuario del Sureste, S.A.B. de C.V. (ASUR) is a leading international airport operator with a portfolio of concessions to operate, maintain, and develop 16 airports in the Americas. This comprises nine airports in southeast Mexico, including Cancun Airport, the most important tourist destination in Mexico, the Caribbean, and Latin America, and six airports in northern Colombia, including José María Córdova International Airport (Rionegro), the second busiest airport in Colombia. ASUR is also a 60% JV partner in Aerostar Airport Holdings, LLC, operator of the Luis Muñoz Marín International Airport serving the capital of Puerto Rico, San Juan. San Juan’s Airport is the island’s primary gateway for international and mainland-US destinations and was the first and currently the only major airport in the US to have successfully completed a public–private partnership under the FAA Pilot Program. Headquartered in Mexico, ASUR is listed both on the Mexican Bolsa, where it trades under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) series B shares. For more information, visit www.asur.com.mx

Analyst Coverage

In accordance with Mexican Stock Exchange Internal Rules Article 4.033.01, ASUR informs that the stock is covered by the following broker-dealers: Actinver Casa de Bolsa, Barclays, BBVA Bancomer, BofA Merrill Lynch, BX+, Citi Investment Research, Credit Suisse, Goldman Sachs, Grupo Bursatil Mexicano, Grupo Financiero Interacciones, Grupo Financiero Monex, HSBC, Intercam Casa de Bolsa, Insight Investment Research, Itau BBA Securities, INVEX, JP Morgan, Morgan Stanley, Morningstar, Nau Securities, Punto Casa de Bolsa, Santander Investment, Scotia Capital, UBS Casa de Bolsa and Vector.

Please note that any opinions, estimates or forecasts regarding the performance of ASUR issued by these analysts reflect their own views, and therefore do not represent the opinions, estimates or forecasts of ASUR or its management. Although ASUR may refer to or distribute such statements, this does not imply that ASUR agrees with or endorses any information, conclusions or recommendations included therein.

Some of the statements contained in this press release discuss future expectations or state other forward-looking information. Those statements are subject to risks identified in this press release and in ASUR’s filings with the SEC. Actual developments could differ significantly from those contemplated in these forward-looking statements. The forward-looking information is based on various factors and was derived using numerous assumptions. Our forward-looking statements speak only as of the date they are made and, except as may be required by applicable law, we do not have an obligation to update or revise them, whether as a result of new information, future or otherwise.

Contacts:

ASUR Adolfo Castro +1-52-55-5284-0408 acastro@asur.com.mx	InspIR Group Susan Borinelli +1-646-330-5907 susan@inspirgroup.com

- SELECTED OPERATING TABLES & FINANCIAL STATEMENTS FOLLOW –

ASUR 4Q Page 19 of 26 Pages

Passenger Traffic Breakdown by Airport

Mexico Passenger Traffic [1]

		Fourth Quarter 2017	Fourth Quarter 2018	% Chg	Twelve - Months 2017	Twelve - Months 2018	% Chg
Domestic Traffic		**3,668,922**	**4,118,536**	**12.3**	**14,310,728**	**15,843,617**	**10.7**
CUN	Cancun	1,968,462	2,251,623	14.4	7,808,368	8,777,510	12.4
CZM	Cozumel	38,187	47,402	24.1	136,851	171,328	25.2
HUX	Huatulco	158,792	167,183	5.3	640,207	679,234	6.1
MID	Merida	529,886	609,393	15.0	1,947,095	2,234,818	14.8
MTT	Minatitlan	43,947	45,199	2.8	194,440	189,892	(2.3)
OAX	Oaxaca	217,643	233,285	7.2	784,765	852,280	8.6
TAP	Tapachula	72,207	89,768	24.3	278,118	315,818	13.6
VER	Veracruz	336,706	362,305	7.6	1,299,989	1,422,870	9.5
VSA	Villahermosa	303,092	312,378	3.1	1,220,895	1,199,867	(1.7)
International Traffic		**3,853,128**	**3,970,361**	**3.0**	**16,741,841**	**17,403,698**	**4.0**
CUN	Cancun	3,636,941	3,761,104	3.4	15,793,141	16,424,506	4.0
CZM	Cozumel	75,956	79,628	4.8	404,747	408,391	0.9
HUX	Huatulco	33,547	31,512	(6.1)	136,425	140,071	2.7
MID	Mérida	54,739	48,952	(10.6)	201,389	216,798	7.7
MTT	Minatitlan	1,512	1,361	(10.0)	6,779	6,894	1.7
OAX	Oaxaca	21,300	25,536	19.9	77,521	98,757	27.4
TAP	Tapachula	3,650	2,705	(25.9)	14,474	14,801	2.3
VER	Veracruz	15,849	15,092	(4.8)	67,983	65,699	(3.4)
VSA	Villahermosa	9,634	4,471	(53.6)	39,382	27,781	(29.5)
Total Traffic México		**7,522,050**	**8,088,897**	**7.5**	**31,052,569**	**33,247,315**	**7.1**
CUN	Cancun	5,605,403	6,012,727	7.3	23,601,509	25,202,016	6.8
CZM	Cozumel	114,143	127,030	11.3	541,598	579,719	7.0
HUX	Huatulco	192,339	198,695	3.3	776,632	819,305	5.5
MID	Merida	584,625	658,345	12.6	2,148,484	2,451,616	14.1
MTT	Minatitlan	45,459	46,560	2.4	201,219	196,786	(2.2)
OAX	Oaxaca	238,943	258,821	8.3	862,286	951,037	10.3
TAP	Tapachula	75,857	92,473	21.9	292,592	330,619	13.0
VER	Veracruz	352,555	377,397	7.0	1,367,972	1,488,569	8.8
VSA	Villahermosa	312,726	316,849	1.3	1,260,277	1,227,648	(2.6)

US Passenger Traffic, San Juan Airport (LMM)

	Fourth Quarter 2017	Fourth Quarter 2018	% Chg	Twelve - Months 2017	Twelve - Months 2018	% Chg
SJU Total [1]	**1,542,093**	**2,011,106**	**30.4**	**8,407,404**	**8,373,679**	**(0.4)**
Domestic Traffic	1,383,363	1,797,007	29.9	7,389,095	7,469,211	1.1
International Traffic	158,730	214,099	34.9	1,018,309	904,468	(11.2)

ASUR 4Q Page 20 of 26 Pages

ASUR 4Q Page 21 of 26 Pages

ASUR 4Q Page 22 of 26 Pages

Grupo Aeroportuario del Sureste, S.A.B. de C.V.
Operating Results per Airport
Thousands of mexican pesos

Item	4Q 2017	4Q 2017 Per Workload Unit	4Q 2018	4Q 2018 Per Workload Unit	YoY % Chg.	Per Workload Unit YoY % Chg.
Mexico
Cancun [1]
Aeronautical Revenues	945,484	166.0	1,077,633	176.3	14.0	6.2
Non-Aeronautical Revenues	803,322	141.0	932,092	152.5	16.0	8.2
Construction Services Revenues	580,625	101.9	105,830	17.3	(81.8)	(83.0)
Total Revenues	2,329,431	409.0	2,115,555	346.1	(9.2)	(15.4)
Operating Profit	969,213	170.2	1,250,763	204.6	29.0	20.2
EBITDA	1,160,991	203.8	1,365,080	223.3	17.6	9.6
Merida
Aeronautical Revenues	108,419	169.9	129,026	180.5	19.0	6.2
Non-Aeronautical Revenues	24,532	38.5	30,434	42.6	24.1	10.6
Construction Services Revenues	8,969	14.1	2,840	4.0	(68.3)	(71.6)
Other [2]	15	-	27	-	80.0	n/a
Total Revenues	141,935	222.5	162,327	227.0	14.4	2.0
Operating Profit	67,723	106.1	77,826	108.8	14.9	2.5
EBITDA	79,390	124.4	89,841	125.7	13.2	1.0
Villahermosa
Aeronautical Revenues	49,254	152.0	53,626	162.5	8.9	6.9
Non-Aeronautical Revenues	15,002	46.3	13,464	40.8	(10.3)	(11.9)
Construction Services Revenues	6,036	18.6	12,148	36.8	101.3	97.8
Other [2]	19	0.1	25	0.1	31.6	-
Total Revenues	70,311	217.0	79,263	240.2	12.7	10.7
Operating Profit	28,334	87.5	25,091	76.0	(11.4)	(13.1)
EBITDA	35,824	110.6	32,646	98.9	(8.9)	(10.6)
Other Airports [3]
Aeronautical Revenues	194,411	186.4	222,127	198.0	14.3	6.2
Non-Aeronautical Revenues	36,273	34.8	40,117	35.8	10.6	2.9
Construction Services Revenues	41,218	39.5	17,382	15.5	(57.8)	(60.8)
Other [2]	39	-	70	0.1	79.5	n/a
Total Revenues	271,941	260.7	279,696	249.3	2.9	(4.4)
Operating Profit	92,223	88.4	100,321	89.4	8.8	1.1
EBITDA	126,981	121.7	136,125	121.3	7.2	(0.3)
Holding & Service Companies [4]
Construction Services Revenues	-	n/a	-	n/a	n/a	n/a
Other [2]	417,189	n/a	484,747	n/a	16.2	n/a
Total Revenues	417,189	n/a	484,747	n/a	16.2	n/a
Operating Profit	167,011	n/a	208,411	n/a	24.8	n/a
EBITDA	171,179	n/a	207,909	n/a	21.5	n/a
Consolidation Adjustment Mexico
Consolidation Adjustment	(417,262)	n/a	(484,868)	n/a	16.2	n/a
Total Mexico
Aeronautical Revenues	1,297,568	168.5	1,482,412	179.0	14.2	6.2
Non-Aeronautical Revenues	879,129	114.2	1,016,107	122.7	15.6	7.4
Construction Services Revenues	636,848	82.7	138,200	16.7	(78.3)	(79.8)
Total Revenues	2,813,545	365.3	2,636,719	318.4	(6.3)	(12.8)
Operating Profit	1,324,504	172.0	1,662,412	200.8	25.5	16.7
EBITDA	1,574,365	204.4	1,831,601	221.2	16.3	8.2
San Juan Puerto Rico, US [5]
Aeronautical Revenues	373,238	n/a	403,053	n/a	8.0	n/a
Non-Aeronautical Revenues	202,903	n/a	248,234	n/a	22.3	n/a
Construction Services Revenues	75,925	n/a	207,149	n/a	172.8	n/a
Total Revenues	652,066	n/a	858,436	n/a	31.6	n/a
Operating Profit	(30,637)	n/a	393,508	n/a	(1,384.4)	n/a
EBITDA	307,631	n/a	547,880	n/a	78.1	n/a
Consolidation Adjustment San Juan
Consolidation Adjustment	(4,719,096)	n/a	-	n/a	(100.0)	n/a
Colombia [6]
Aeronautical Revenues	225,693	n/a	342,312	n/a	51.7	n/a
Non-Aeronautical Revenues	69,071	n/a	106,924	n/a	54.8	n/a
Construction Services Revenues	187,294	n/a	(20,159)	n/a	(110.8)	n/a
Total Revenues	482,058	n/a	429,077	n/a	(11.0)	n/a
Operating Profit	782	n/a	71,780	n/a	9,079.0	n/a
EBITDA	55,774	n/a	80,323	n/a	44.0	n/a
Consolidation Adjustment Colombia
Consolidation Adjustment	-	n/a	-	n/a	-	n/a
CONSOLIDATED ASUR
Aeronautical Revenues	1,896,499	n/a	2,227,777	n/a	17.5	n/a
Non-Aeronautical Revenues	1,151,103	n/a	1,371,265	n/a	19.1	n/a
Construction Services Revenues	900,067	n/a	325,190	n/a	(63.9)	n/a
Total Revenues	3,947,669	n/a	3,924,232	n/a	(0.6)	n/a
Operating Profit	(3,424,447)	n/a	2,127,700	n/a	(162.1)	n/a
EBITDA	1,937,770	n/a	2,459,804	n/a	26.9	n/a

[1] Reflects the results of operations of Cancun Airport and two Cancun Airport Services subsidiaries on a consolidated basis.
[2] Reflects revenues under intercompany agreements which are eliminated in the consolidation adjustment.
[3] Reflects the results of operations of our airports located in Cozumel, Huatulco, Minatitlan, Oaxaca, Tapachula and Veracruz.
[4] Reflects the results of operations of our parent holding company and our services subsidiaries. Because none of these entities hold the concessions for our airports, we do not report workload unit data for theses entities.
[5] Reflects the results of operation of San Juan Airport, Puerto Rico, US for 4Q2018.
[6] Reflects the results of operation of Airplan, Colombia, for 4Q2018.

ASUR 4Q Page 23 of 26 Pages

ASUR 4Q Page 24 of 26 Pages

Grupo Aeroportuario del Sureste, S.A.B. de C.V.
Consolidated Balance Sheet as of December 31, 2018 and December 31, 2017
Thousands of mexican pesos

Item	December 2018	December 2017	Variation	%
Assets				
Current Assets				
Cash and Cash Equivalents	4,584,507	4,677,454	(92,947)	(2.0)
Cash and cash equivalents restricted	47,332	106,350	(59,018)	(55.5)
Accounts Receivable, net	793,110	685,502	107,608	15.7
Recoverable Taxes and Other Current Assets	575,963	318,556	257,407	80.8
Total Current Assets	**6,000,912**	**5,787,862**	**213,050**	**3.7**
Non Current Assets				
Machinery, Furniture and Equipment, net	558,480	473,238	85,242	18.0
Intangible assets, airport concessions and Goodwill-Net	49,586,322	50,353,003	(766,681)	(1.5)
Document Receivable	36,107	-	36,107	-
Total Assets	**56,181,821**	**56,614,103**	**(432,282)**	**(0.8)**
Liabilities and Stockholders' Equity				
Current Liabilities				
Trade Accounts Payable	313,576	428,883	(115,307)	(26.9)
Bank Loans	500,105	173,471	326,634	188.3
Accrued Expenses and Others Payables	1,594,541	1,806,295	(211,754)	(11.7)
Total Current Liabilities	**2,408,222**	**2,408,649**	**(427)**	**(0.0)**
Long Term Liabilities				
Bank Loans	7,042,598	10,321,382	(3,278,784)	(31.8)
Long Term Debt	6,957,678	7,149,177	(191,499)	(2.7)
Deferred Income Taxes	3,081,667	3,033,930	47,737	1.6
Employee Benefits	10,267	12,664	(2,397)	(18.9)
Total Long Term Liabilities	**17,092,210**	**20,517,153**	**(3,424,943)**	**(16.7)**
Total Liabilities	**19,500,432**	**22,925,802**	**(3,425,370)**	**(14.9)**
Stockholders' Equity				
Capital Stock	7,767,276	7,767,276	-	-
Legal Reserve	1,366,867	1,075,002	291,865	27.2
Net Income for the Period	4,987,601	6,750,165	(1,762,564)	(26.1)
Cumulative Effect of Conversion of Foreign Currency	189,791	195,511	(5,720)	(2.9)
Retained Earnings	14,794,650	10,252,124	4,542,526	44.3
Non- Controlling interests	7,575,204	7,648,223	(73,019)	(1.0)
Total Stockholders' Equity	**36,681,389**	**33,688,301**	**2,993,088**	**8.9**
Total Liabilities and Stockholders' Equity	**56,181,821**	**56,614,103**	**(432,282)**	**(0.8)**

Exchange Rate per Dollar Ps. 19.6512

ASUR 4Q Page 25 of 26 Pages

Grupo Aeroportuario del Sureste, S.A.B. de C.V.
Consolidated Statement of Cash Flow as of December 31, 2018 and 2017 and for the periods of October 1, to December 31, 2018 and 2017.
Thousands of mexican pesos

Item	12M 2017	12M 2018	% Chg	4Q 2017	4Q 2018	% Chg
Operating Activities						
Income Before Income Taxes	8,386,544	6,916,699	(17.5)	3,477,326	1,938,186	(44.3)
Items Related with Investing Activities:						
Depreciation and Amortization	1,166,114	1,760,741	51.0	611,672	245,555	(59.9)
Impairment goodwill	4,719,096	-	n/a	4,719,096	-	n/a
Income from Results of Joint Venture Accounted by the Equity Method	(112,345)	-	(100.0)	-	-	-
Gains in business combination	(7,029,200)	-	(100.0)	(7,029,200)	-	(100.0)
Interest Income	(245,787)	(280,622)	14.2	(81,833)	(71,612)	(12.5)
Interest payables	618,831	1,242,972	100.9	299,946	317,077	5.7
Foreign Exchange Gain (loss), net unearned	(139,295)	680	n/a	192,942	11,385	(94.1)
Gain (loss) Of property - natural disaster	982	-	n/a	982	-	n/a
Sub-Total	7,364,940	9,640,470	30.9	2,190,931	2,440,591	11.4
Increase in Trade Receivables	(51,155)	(122,770)	140.0	(349,190)	(547,786)	56.9
Decrease in Recoverable Taxes and other Current Assets	449,002	56,374	(87.4)	1,426,830	83,581	(94.1)
Income Tax Paid	(1,858,139)	(2,083,398)	12.1	(418,830)	(420,476)	0.4
Trade Accounts Payable	154,791	(45,527)	n/a	345,738	140,709	(59.3)
Net Cash Flow Provided by Operating Activities	6,059,439	7,445,149	22.9	3,195,479	1,696,619	(46.9)
Investing Activities						
Payment for investment increase in Aerostar, net of cash acquire	(183,386)	-	(100.0)	-	-	-
Payment for acquisition of the subsidiary Airplan, net of cash acq	(3,752,081)	-	(100.0)	(3,752,081)	-	(100.0)
Investments in Associates	-	(206,379)	-	-	-	-
Loans granted to Associates	275,376	-	n/a	(4,025)	106,329	n/a
Restricted cash	(89,361)	302,453	n/a	71,306	199,557	179.9
Investments in Machinery, Furniture and Equipment, net	(1,471,418)	(1,636,325)	11.2	(766,160)	(266,516)	(65.2)
Interest Income	259,717	265,350	2.2	92,275	65,667	(28.8)
Initial recognition for consolidation	-	-	-	-	-	-
Net Cash Flow used by Investing Activities	(4,961,153)	(1,274,901)	(74.3)	(4,358,685)	105,037	n/a
Excess Cash to Use in Financing Activities	1,098,286	6,170,248	461.8	(1,163,206)	1,801,656	n/a

ASUR 4Q Page 26 of 26 Pages

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Sureste, S.A.B. de C.V.
By: /s/ ADOLFO CASTRO RIVAS
Adolfo Castro Rivas
Chief Executive Officer

Date: February 26, 2019